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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014.

Commission File Number 1-10257

BARCLAYS BANK PLC

(Translation of registrant’s name into English)

ONE CHURCHILL PLACE, LONDON, ENGLAND  E14 5HP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Press Release

For Immediate Release	Press Contacts:

Mark Lane

+1 212 412 1413

mark. lane@barclays.com

Barclays announces the transfer of primary listing for ten iPath® Exchange Traded Notes

The Exchange Traded Notes (“ETNs”) will trade on the NASDAQ Stock Market

New York, December 17, 2014 – Barclays Bank PLC announced today the transfer of primary listing venue for 10 iPath® Exchange Traded Notes (the “ETNs”) to the NASDAQ Stock Market. The affected ETNs are:

ETN Name	ETN Ticker	CUSIP
iPath® US Treasury Steepener ETNs	STPP	06740L477
iPath® US Treasury Flattener ETNs	FLAT	06740L485
iPath® US Treasury 2-year Bull ETNs	DTUL	06740L469
iPath® US Treasury 2-year Bear ETNs	DTUS	06740L519
iPath® US Treasury 5-year Bull ETNs	DFVL	06740P650
iPath® US Treasury 5-year Bear ETNs	DFVS	06740P643
iPath® US Treasury 10-year Bull ETNs	DTYL	06740L493
iPath® US Treasury 10-year Bear ETNs	DTYS	06740L451
iPath® US Treasury Long Bond Bull ETNs	DLBL	06740L527
iPath® US Treasury Long Bond Bear ETNs	DLBS	06740L444

The first day of trading for the ETNs on the NASDAQ Stock Market is expected to be on or about December 29, 2014.

The ETNs are currently listed on NYSE Arca. In accordance with NYSE Arca Equities, Inc. Rule 5.4(b), Barclays Bank PLC has notified NYSE Arca that it intends to voluntarily withdraw the ETNs from listing on NYSE Arca. Barclays Bank PLC expects to file a Form 25 with the Securities and Exchange Commission on the 10th day following the date hereof.

Following the transfer of listing, all Barclays ETNs based on indices linked to US Treasury futures will utilize the NASDAQ Stock Market as their primary listing

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.

Press Release

For Immediate Release	Press Contacts:

Mark Lane

+1 212 412 1413

mark. lane@barclays.com

venue. The Barclays Inverse US Treasury Composite ETNs (Ticker: TAPR) were listed on the NASDAQ Stock Market in July 2014.

An investment in the ETNs involves significant risks, including possible loss of principal and may not be suitable for all investors. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are also subject to certain investor fees, which will have a negative effect on the value of the ETNs. The ETNs are speculative and may exhibit high volatility. For more information regarding the ETNs, see the relevant product prospectus which can be found on EDGAR, the SEC website, at: www.sec.gov. The product prospectuses are also available on the product website at www.ipathetn.com.

Barclays ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. Barclays Bank PLC is the issuer of Barclays ETNs and Barclays Capital Inc. is the issuer’s agent.

# # #

Selected Risk Considerations

An investment in the iPath ETNs (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption.  In

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.

Press Release

For Immediate Release	Press Contacts:

Mark Lane

+1 212 412 1413

mark. lane@barclays.com

addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or U.S. Treasury markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

The Underlying U.S. Treasury Note or Bond Yield, or the U.S. Treasury Yield Curve May Increase, Decrease or Remain Unchanged Over the Term of Your ETNs: The return on your ETNs is linked directly or inversely, as the case may be to the performance of the underlying index, which corresponds directly or inversely, respectively to changes in the underlying U.S. Treasury note or bond yield, or in the case of the FLAT and STPP ETNs, to the U.S. Treasury yield curve. Changes in the underlying U.S. Treasury note or bond yield or the U.S. Treasury yield curve are affected by a number of unpredictable factors, and such factors may cause the underlying U.S. Treasury yield curve to increase, decrease or remain unchanged over the term of your ETNs.

There is No Guarantee that the Index Level Will Decrease or Increase by 1.00 Point For Every 0.01% Change in the Level of the Underlying U.S. Treasury Note or Bond Yield or U.S. Treasury Yield Curve: Reasons why this might occur include: market prices for underlying U.S. Treasury note or bond futures contracts may not capture precisely the underlying changes in the U.S. Treasury note or bond yield or the U.S. Treasury Yield Curve, as the case may be; the index calculation methodology uses approximation; and the underlying U.S. Treasury note or bond weighting is rebalanced monthly.

Due to the Index Multiplier, Any Changes in the Value of Your ETNs Will Not Occur at the Same Rate as the Corresponding Changes in the Value of the Underlying Index: The ETNs apply an index multiplier, the effect of which is to adjust and, for ETNs inversely linked to the index, invert the rate at which the value of the ETNs changes in response to changes in the underlying index level.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.

Press Release

For Immediate Release	Press Contacts:

Mark Lane

+1 212 412 1413

mark. lane@barclays.com

and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 20,000, 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Barclays US Treasury 2Y/10Y Yield Curve IndexTM”, “Barclays 2Y US Treasury Futures Targeted Exposure IndexTM”, “Barclays 5Y US Treasury Futures Targeted Exposure IndexTM”, “Barclays 10Y US Treasury Futures Targeted Exposure IndexTM”, “Barclays Long Bond US Treasury Futures Targeted Exposure IndexTM” are trademarks of Barclays Bank PLC.

© 2014 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.

NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: December 17, 2014	By:	/s/ Jonathan Imundo
Name: Jonathan Imundo
Title: Managing Director

* Print the name and title under the signature of the signing officer.

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